UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2016
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

	By:	/s/ Pierre Dulin

	Name:	Pierre Dulin
	Title:	General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful syndication of a US$73.5 million, three Year, Senior Secured
Dual Currency Amortizing Term Loan for Unifin Financiera, S.A.B. de C.V., SOFOM, E.N.R. (Mexico)

Panama City, Republic of Panama, July 5, 2016 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced today the recent closing of a three year, US$73.5 million, senior secured syndicated facility, comprising a US Dollar tranche and a Mexican Peso tranche, in favor of Unifin Financiera, S.A.B. de C.V., SOFOM, E.N.R. (“Unifin” or the “Company”).

Listed in the Mexican Stock Exchange (Bolsa Mexicana de Valores), Unifin was founded in 1993 and is currently the largest independent operating leasing company in Latin America. Unifin specializes in three main business lines: Operating Leasing, Factoring, Auto Loans and Other Loans. The Company is rated ´BB´ (global scale) by both Standard & Poor´s and Fitch.

Bladex acted as Sole Lead Arranger and Bookrunner in the Facility, and will also be the Administrative and Collateral Agent.

The transaction attracted the interest of a number of Latin American financial institutions, and marks the first international syndicated loan for Unifin.

Alejandro Jaramillo, Head of Loan Structuring and Distribution at Bladex, stated: “Bladex is very pleased to have successfully executed this syndicated loan for Unifin, which delivered access to new sources of funding for this leading Latin American leasing company. This transaction adds to Bladex's impressive track record, highlighting its syndication capabilities across diverse business sectors throughout the Region.”

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

E-mail address: cschech@bladex.com, Tel.: (+507) 210-8630

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama